Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Second Quarter 2010 Operating Results
Posts Record Revenue and Adjusted Operating Income for Quarter
New York, NY, February 9, 2010– Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for fiscal second quarter ended December 31, 2009.
The Company’s revenue for the quarter ended December 31, 2009 was $25.6 million, an increase of 84% from $13.9 million reported in the second quarter of fiscal 2009. A significant portion of the increase in fiscal 2010 quarterly revenue was achieved due to a contribution of $6.1 million in revenue from the Company’s United Kingdom radio traffic and entertainment news operations, which were acquired effective March 1, 2009. Revenue from the Company’s Australian and Canadian operations were up 49% and 14%, respectively, from the fiscal second quarter of 2009. Both Canada and Australia were impacted by favorable currency exchange rate fluctuations due to a weaker U.S. dollar compared with the local currencies in the year ago quarter. When measured in their local currencies, quarterly Australian revenue increased 8% and Canadian revenue increased 1%, respectively, compared to the prior year quarter.
Adjusted Operating Income was $3.2 million for the fiscal second quarter ended December 31, 2009 compared to $2.1 million for the fiscal second quarter ended December 31, 2008. This represents the highest level of quarterly Adjusted Operating Income achieved in the history of the Company. The Company defines Adjusted Operating Income as net operating income plus depreciation and amortization expense.
Net income for the second quarter of fiscal 2010 was $0.8 million compared to net income of $0.9 million for the same quarter a year ago. Included in the results for the second quarter of fiscal 2010 were $0.7 million of non-cash amortization expense and $0.2 million of non-cash income tax benefit related to the amortization of the intangible assets of the U.K. acquisition.
The Company’s revenue for the six months ended December 31, 2009 was $46.0 million, an increase of 54% from $29.9 million reported in the six month period ended December 31, 2008. A significant portion of the increase in fiscal 2010 revenue was achieved due to a contribution of $12.0 million in revenue from the Company’s United Kingdom radio traffic and entertainment news operations, which were acquired effective March 1, 2009. Revenue from the Company’s Australian operations was up 18% while revenue from the Company’s Canadian operations was down 5%, respectively, from the six month period ended December 31, 2008. Both Canada and Australia were impacted by favorable currency exchange rate fluctuations due to a weaker U.S. dollar compared with the local currencies in the year ago period. When measured in their local currencies, year to date Australian revenue increased 4% and Canadian revenue decreased 10% compared to the year ago period.
Adjusted Operating Income was $3.9 million for the six months ended December 31, 2009 compared to $4.2 million for the six month period of the previous fiscal year. The reduction in year to date Adjusted Operating Income related to the fiscal first quarter 2010 as Adjusted Operating Income was significantly higher in fiscal second quarter 2010 compared to fiscal second quarter 2009.
Net loss for the six months of fiscal second quarter 2010 was $0.2 million compared to net income of $1.7 million for the same period a year ago. Included in the net loss for the six month period ended December 31, 2009 were $1.4 million of non-cash amortization expense and $0.4 million of non-cash tax benefit related to the amortization of the intangible assets of the U.K. acquisition.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “We believe that we have turned a corner this quarter after several difficult quarters related to the global economic environment. Both Australia and Canada sales were higher than the year ago quarter, despite tough comps. During last year’s second fiscal quarter, when measured in local currency, Australian revenue was up 27% over the previous year quarter while Canadian revenue was up 46%. To put incremental growth on top of this performance was a monumental achievement. Our U.K. acquisition had another strong quarter in what has been historically its weakest quarter. We believe that these results signify the beginning of improved performance in all our markets. In addition, currency exchange rates, which have had a negative impact on our previous four quarters of reported revenues, had a significant positive impact on our current quarter results and appear poised to be a significant benefit in the fiscal third quarter as well based on the exchange rates to date.”
Mr. Yde continued, “Our strong revenue growth resulted in record Adjusted Operating Income for the quarter. Adjusted Operating Income increased from $2.1 million to $3.2 million for the quarter ended December 31, 2009, a 52% increase over the previous year. To put this in perspective, the highest quarterly Adjusted Operating Income previously achieved by the Company was $2.1 million. To date, our revenue is pacing ahead of last year’s fiscal third quarter in all three markets and we anticipate a significant increase in Adjusted Operating Income for the quarter.”
Mr. Yde concluded, “We believe that the substantial investments we made in the long term success of our Company during the economic downturn, which included adding additional radio affiliates to our network, are now starting to pay off. We were able to take advantage of these opportunities because of our strong balance sheet that has no debt and significant cash balances. We continue to be well positioned in the advertising arena, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.”

Third Fiscal Quarter 2010 Outlook
To date for the Company’s fiscal third quarter ending March 31, 2010, revenue reflected in the Company’s internal sales reports is up in all three markets (Australia, Canada and United Kingdom) compared to the fiscal third quarter ending March 31, 2009 when measured in local currencies. United Kingdom advertising revenue continues to significantly outperform the previous year quarter, which was partially under prior ownership and only one month of which was reflected in the Company’s fiscal third quarter 2009 financial statements. The Company’s operating, sales and general and administrative expenses were significantly higher in the second fiscal quarter of 2010 compared to the second fiscal quarter of 2009 when measured in local currencies. These expenses are higher due to the operations of the U.K. acquisition and increased station compensation costs in Australia and Canada, among other things. These increased costs are expected to be reflected in the fiscal third quarter 2010 results as well. With the exception of sales commissions and certain U.K. operating expenses, the vast majority of the Company’s costs are fixed and not readily reduced in the short or intermediate term. The U.S. dollar has been significantly weaker to date during the fiscal third quarter when compared to the prior year fiscal third quarter. The impact of a weaker U.S. dollar, all other things being equal, is to increase the reported profit in those markets that are profitable in local currency and increase the loss in those markets that are not. Should foreign exchange rates and revenues from the Company’s consolidated operations end fiscal third quarter 2010 consistent with the exchange rates to date and current sales pacings, the Company anticipates revenues and Adjusted Operating Income (Loss) will exceed the previous year period while net loss will be reduced when compared to the fiscal third quarter ended March 31, 2009.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EST on Tuesday, February 9, 2010, to discuss its fiscal second quarter 2010 results, as well as other relevant matters. To listen to the call, dial (888) 661-5182 (domestic), or (913) 312-1503 (international), and enter the pass code 1346626. The call will also be available live on the Internet at www.globaltrafficnetwork.com. A replay of the call will be available from February 9, 2010 through February 16, 2010. To access the replay, please call (888) 203-1112 (domestic) or (719) 457-0820 (international) and enter the following code: 1346626.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and the largest national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.

This press release contains statements that constitute forward-looking statements. These statements reflect the Company’s current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in the Company’s annual report 10-K, which may cause the actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. The Company does not undertake to revise or update any forward-looking statements to reflect future events or circumstances.
Currency Exchange Rates for Income Statement Information

	Three Months Ending	Three Months Ending
	December 31, 2009	December 31, 2008	Difference
Australia	0.9094	0.6654	+36.7%
Canada	0.9469	0.8259	+14.7%
United Kingdom	1.6344	1.5681	+4.2%
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
     Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
     Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.

     The following presents the reconciliation of net operating income to Adjusted Operating Income for the three and six month periods ended December 31, 2009 and 2008.

	Three Months		Six Months
	Ended		Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income	$1,923	$1,668	$1,321	$3,326
Add back:
Depreciation and amortization expense	$1,310	$398	$2,557	$841

Adjusted Operating Income	$3,233	$2,066	$3,878	$4,167

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Three Months Ended December 31,

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$15,925	$2,498	$7,200	$1	$—	$25,624
Operating expenses
Traffic	5,056	2,422	5,688	207	—	13,373
News	2,579	—	523	—	—	3,102
TV	252	—	—	—	—	252
Selling, G&A	2,699	755	998	19	—	4,471
Corporate overhead	410	—	—	—	468	878
Non-cash compensation	—	—	—	—	315	315
Depreciation/amortization	260	291	734	25	—	1,310

Net operating income (loss)	4,669	(970)	(743)	(250)	(783)	1,923

Interest expense	9	—	—	—	—	9
Other (income)	(163)	—	(39)	—	3	(199)
Other expense	—	1	—	2	—	3

Net income (loss) before taxes	4,823	(971)	(704)	(252)	(786)	2,110
Income tax expense (benefit)	1,460	—	(172)	—	—	1,288
Net income (loss)	$3,363	$(971)	$(532)	$(252)	$(786)	$822

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$10,741	$2,155	$1,033	$—	$—	$13,929
Operating expenses
Traffic	3,191	1,551	1,174	193	—	6,109
News	1,680	—	—	—	—	1,680
TV	169	—	—	—	—	169
Selling, G&A	1,827	530	133	278	—	2,768
Corporate overhead	300	—	—	—	545	845
Non-cash compensation	—	—	—	—	292	292
Depreciation/amortization	170	179	44	5	—	398

Net operating income (loss)	3,404	(105)	(318)	(476)	(837)	1,668

Interest expense	9	—	—	—	—	9
Other (income)	(173)	(4)	(3)	—	(124)	(304)
Other expense	—	—	—	—	—	—

Net income (loss) before taxes	3,568	(101)	(315)	(476)	(713)	1,963
Income tax expense	1,073	—	—	—	—	1,073
Net income (loss)	$2,495	$(101)	$(315)	$(476)	$(713)	$890

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Six Months Ended December 31,

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$28,017	$3,809	$14,124	$31	$—	$45,981
Operating expenses
Traffic	9,635	4,677	11,129	302	—	25,743
News	4,515	—	965	—	—	5,480
TV	464	—	—	—	—	464
Selling, G&A	4,997	1,148	1,847	133	—	8,125
Corporate overhead	785	—	—	—	873	1,658
Non-cash compensation	—	—	—	—	633	633
Depreciation/amortization	499	533	1,472	53	—	2,557

Net operating income (loss)	7,122	(2,549)	(1,289)	(457)	(1,506)	1,321

Interest expense	15	—	—	—	—	15
Other (income)	(313)	(9)	(84)	—	(102)	(508)
Other expense	—	4	—	26	—	30

Net income (loss) before taxes	7,420	(2,544)	(1,205)	(483)	(1,404)	1,784
Income tax expense (benefit)	2,241	—	(245)	—	—	1,996
Net income (loss)	$5,179	$(2,544)	$(960)	$(483)	$(1,404)	$(212)

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$23,713	$3,997	$2,194	$—	$—	$29,904
Operating expenses
Traffic	7,499	3,347	2,560	271	—	13,677
News	3,560	—	—	—	—	3,560
TV	395	—	—	—	—	395
Selling, G&A	4,146	1,076	272	441	—	5,935
Corporate overhead	699	—	—	—	893	1,592
Non-cash compensation	—	—	—	—	578	578
Depreciation/amortization	378	370	84	9	—	841

Net operating income (loss)	7,036	(796)	(722)	(721)	(1,471)	3,326

Interest expense	25	—	—	—	—	25
Other (income)	(447)	(6)	(8)	—	(260)	(721)
Other expense	41	—	—	—	—	41

Net income (loss) before taxes	7,417	(790)	(714)	(721)	(1,211)	3,981
Income tax expense	2,231	—	—	—	4	2,235
Net income (loss)	$5,186	$(790)	$(714)	$(721)	$(1,215)	$1,746

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Six Months Ended
	December 31		December 31
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$25,624	$13,929	$45,981	$29,904

Operating expenses (exclusive of depreciation and amortization shown separately below)	16,727	7,958	31,687	17,632
Selling, general and administrative expenses	5,664	3,905	10,416	8,105
Depreciation and amortization expense	1,310	398	2,557	841

Net operating income	1,923	1,668	1,321	3,326
Interest expense	9	9	15	25
Other (income) (including interest income of $162 and $298 for the three months ended December 31, 2009 and 2008 and interest income of $313 and $711 for the six months ended December 31, 2009 and 2008)	(199)	(304)	(508)	(721)
Other expense	3	—	30	41

Net income before income taxes	2,110	1,963	1,784	3,981
Income tax expense	1,288	1,073	1,996	2,235

Net income (loss)	$822	$890	$(212)	$1,746

Income (loss) per common share:
Basic	$0.05	$0.05	$(0.01)	$0.10
Diluted	$0.05	$0.05	$(0.01)	$0.09
Weighted average common shares outstanding:
Basic	18,091,502	18,164,834	18,091,502	18,161,311
Diluted	18,121,113	18,263,772	18,091,502	18,420,717

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	June 30,
	2009	2009
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$19,032	$21,419
Accounts receivable net of allowance for doubtful accounts of $147 and $150 at December 31, 2009 and June 30, 2009	18,776	15,986
Prepaids and other current assets	1,404	1,421
Deferred tax assets	257	208

Total current assets	39,469	39,034

Property and equipment, net	8,218	7,569
Intangibles	15,498	17,200
Goodwill	4,606	4,688
Deferred tax assets	133	115
Other assets	518	564

Total assets	$68,442	$69,170

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$13,185	$14,649
Deferred revenue	470	1,198
Income taxes payable	1,389	1,908
Current portion of long term debt	—	326

Total current liabilities	15,044	18,081
Long term debt, less current portion	—	57
Deferred tax liabilities	3,108	3,410
Other liabilities	364	318

Total liabilities	18,516	21,866

Common stock, $.001 par value; 100,000,000 shares authorized; 18,309,834 shares issued and outstanding as of December 31, 2009 and 18,264,834 shares issued and outstanding as of June 30, 2009	18	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of December 31, 2009 and June 30, 2009	—	—
Additional paid in capital	50,779	50,146
Accumulated other comprehensive income	3,599	1,398
Accumulated deficit	(4,470)	(4,258)

Total shareholders’ equity	49,926	47,304

Total liabilities and shareholders’ equity	$68,442	$69,170

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months
	Ended
	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(212)	$1,746
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	2,557	841
Allowance for doubtful accounts	(3)	15
Non-cash compensation expense	633	578
Change in deferred taxes	(274)	8
Foreign currency transaction income	(101)	—
Loss on disposal of assets	26	41
Changes in assets and liabilities (net of effects from purchase of controlled entity):
Accounts receivable	(1,576)	(1,601)
Prepaid and other current assets and other assets	151	(911)
Accounts payable and accrued expenses and other liabilities	1,293	1,284
Deferred revenue	(782)	(541)
Income taxes payable	(711)	(778)

Net cash provided by operating activities	1,001	682

Cash flows from investing activities:
Purchase of property and equipment	(1,072)	(1,017)
Acquisition of business	(3,488)	—

Net cash used in investing activities	(4,560)	(1,017)

Cash flows from financing activities:
Repayment of long term debt	(414)	(244)

Net cash used in financing activities	(414)	(244)

Effect of exchange rate changes on cash and cash equivalents	1,586	(4,289)

Net decrease in cash and cash equivalents	(2,387)	(4,868)
Cash and cash equivalents at beginning of fiscal period	21,419	37,541

Cash and cash equivalents at end of fiscal period	$19,032	$32,673

Supplemental disclosures of cash flow information:
Cash paid during the fiscal period for:
Interest	$15	$25

Income taxes	$3,010	$2,724

Contact:
At KCSA Strategic Communications
Todd Fromer/Marybeth Csaby
212-896-1215/1236
tfromer@kcsa.com/mcsaby@kcsa.com
or
At Global Traffic Network, Inc.
Scott Cody
212-896-1255
Chief Financial Officer & Chief Operating Officer
scott.cody@globaltrafficnet.com